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Direct-Number: (214) 740-8743
Direct-Fax: (214) 756-8743
E-mail: kbetts@lockeliddell.com

September 29, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention: Karen J. Garnett

Re:	Sunset Financial Resources, Inc.
Registration Statement on Form S-3
Filed September 8, 2006
Registration No. 333-137219

Dear Ms. Garnett:

On behalf of Sunset Financial Resources, Inc., we are furnishing Sunset’s responses to the comments of the Staff received in your letter dated September 28, 2006, to Stacy M. Riffe, Sunset’s Chief Executive Officer.

As we discussed, Sunset intends to file a pre-effective amendment to the Registration Statement next week to reflect the changes discussed in this letter and to request that it be declared effective by Thursday, October 5, 2006.

Sunset announced today that Alesco has agreed to forego the increase in the exchange ratio in the merger to 1.29. The exchange ratio has returned to 1.26, which is the exchange ratio set forth in the proxy statement.

For convenience of reference, each Staff comment contained in the comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the comment letter, and is followed by the corresponding response of Sunset.

General

1.	We note that the shares being registered for resale have not yet been issued because the merger has not been consummated. Please tell us why it is appropriate to register the shares for resale at this time. General Instruction I.B.3 to Form S-3 permits the registration of outstanding securities for resale. Please tell us why you believe the shares to be issued in the merger should be viewed as “outstanding” on the date that you filed the Form S-3.

In the March 1999 Supplement to the Telephone Interpretation Manual, the Division of Corporation Finance listed criteria for registering the resale of securities prior to issuance. Sunset’s Registration Statement is being filed in accordance with those criteria. Below is a list of the requirements from the March 1999 Supplement and an explanation of why the Registration Statement complies with those requirements:

a) The company has completed a Section 4(2)-exempt sale of the securities to the investor, and the investor is at market risk at the time of filing of the resale registration statement.

Sunset has completed, within the meaning of this interpretation, a 4(2)-exempt sale to Alesco shareholders. As of the filing of the Registration Statement, the Alesco shareholders were subject to market risk.

b) The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions.

Alesco shareholders are to receive a fixed ratio of Sunset shares for each Alesco share in the merger. The exchange ratio will not change at the effectiveness of the resale registration statement or at any subsequent date.

There are no conditions to closing that are within the Alesco shareholders’ control or that the Alesco shareholders can cause not to be satisfied. The shares are to be issued pursuant to a binding merger agreement signed by the parties and approved by the Alesco shareholders.

The major remaining conditions to closing are a vote of the Sunset shareholders and the effectiveness of the Registration Statement. The other conditions to Alesco’s obligations are all traditional closing conditions in M&A transactions, such as the absence of an injunction, the receipt of legal opinions, Sunset’s compliance with the merger agreement and the absence of a Sunset material adverse change.

c) The closing of the private placements of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.

The closing of the merger is scheduled to occur on Friday, October 6, 2006, subject to the Sunset stockholders’ approval of the merger, the effectiveness of the Registration Statement and the satisfaction of the other conditions to the merger.

Risk Factors, page 5

2.	A number of the risk factors included in the prospectus appear to be related to the merger between Alesco and Sunset. Please tell us why you believe these risk factors are relevant to investors in the resale transaction or remove these risk factors from the Form S-3.

Sunset confirms that it will remove all merger-related risk factors that are not relevant to investors in the resale transaction. Exhibit A includes changes to the risk factors in response to the Staff’s comment. These changes will be made in a pre-effective amendment to the Registration Statement.

Selling Stockholders, page 45

3.	Please confirm that you will include the names and other information required by Item 507 of Regulation S-K for each selling security holder prior to the effective date of the registration statement, or explain to us your basis for omitting such information. We may have further comment on this disclosure after you include it in the prospectus.

Sunset confirms that it will file a pre-effective amendment to the Registration Statement listing the information set forth in Item 507 of Regulation S-K for each selling stockholder. Attached as Exhibit B is a draft of the selling stockholder information, which includes the required information with respect to selling stockholders holding all of the shares to be offered pursuant to the Registration Statement. Sunset is still in the process of verifying this information and may make changes to the draft.

Exhibits

Exhibit 5.1 - Legal Opinion

4.	Please file a revised opinion that more accurately describes the registration statement. The references to “proxy/statement prospectus” and the “issuance by the Company of its shares of common stock” in the first paragraph of the current opinion do not appear to be appropriate.

Sunset confirms that it will include a revised legal opinion in a pre-effective amendment to the Registration Statement. A draft of the revised legal opinion is attached as Exhibit C.

5.	We note the assumption in the fourth paragraph that “the appropriate certificates representing shares of Common Stock will be executed and delivered upon issuance and sale of any such shares, and will comply with all applicable requirements of Maryland law.” This paragraph inappropriately assumes facts which are fundamental to the legal opinion. In addition, it is not appropriate for counsel to assume legal matters, such as compliance with Maryland law. Please file a revised opinion that omits the assumptions contained in this paragraph.

The legal opinion has been revised in response to the Staff’s comment.

Exhibit 8.1 - REIT Opinion

6.	Please file a revised opinion that references the registration statement on Form S-3 rather than the merger and the registration statement on Form S-4. The REIT opinion should be prepared in connection with this registration statement, so that investors in the resale transactions may clearly rely on the opinion.

Sunset confirms that it will include a revised REIT opinion in a pre-effective amendment to the Registration Statement. A draft of the revised REIT opinion is attached as Exhibit D.

7.	Refer to the assumptions in the fifth paragraph of the opinion. Please provide a revised opinion clarifying that counsel has assumed the accuracy of factual representations in the Officers’ Certificates.

The REIT opinion has been revised in response to the Staff’s comment.

8.	Please tell us why counsel is providing the REIT opinion only through the taxable year ended December 31, 2005 rather than 2006.

The REIT opinion has been revised in response to the Staff’s comment to include the taxable year ended December 31, 2006.

* * * *

Sunset has scheduled a meeting of its shareholders for 9:00 am on Friday, October, 6, 2006 to vote on the proposed merger with Alesco. Sunset hopes to close the merger on the same day shortly after the completion of the meeting. Accordingly, Sunset hopes to have the Registration Statement declared effective no later than Thursday, October 5, 2006, as it is a condition to the merger between Sunset and Alesco that the Registration Statement shall have become effective. Your assistance in helping Sunset meet its schedule would be greatly appreciated.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact me at (214) 740-8743.

Very truly yours,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Amanda McManus
Kristina Beshears
Daniel Gordon
Stacy M. Riffe
John J. Longino
Richard D. Pritz
Kathleen L. Werner
Bryan L. Goolsby

EXHIBIT A

REVISED RISK FACTORS MARKED TO SHOW CHANGES

FROM THE S-3 FILED SEPTEMBER 8, 2006

RISK FACTORS

In addition to the other information included in this prospectus or incorporated into this prospectus, including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements” beginning on page          of this prospectus, you should carefully consider the following risks before making an investment decision regarding the Sunset shares.

Sunset is changing its strategy and redeploying its assets into a portfolio of assets consistent with Alesco’s investment strategy. Therefore, Sunset already is, and the merged entity upon consummation of the merger will be, subject to the risks described below with respect to Alesco, unless expressly indicated otherwise with respect to a particular risk factor. In addition, Sunset is also subject to risks related to the disposition of its existing portfolio of assets. In order to implement its new strategy, Sunset has appointed Cohen Brothers as its interim manager and will assume the management agreement Alesco entered into with Cohen Brothers at the closing of the merger. Therefore, Sunset is also subject to risks relating to management by Cohen Brothers. Sunset will be subject to these risks both indirectly through Alesco and directly. For a description of the risks that Sunset was subject to before it began redeploying its assets, please see Sunset’s Annual Report on Form 10-K for the Year Ended December 31, 2005. This document can be obtained as described in “Where You Can Find More Information” beginning on page [            ] of this prospectus.

Alesco and Sunset expect to incur costs and expenses in connection with the merger, which may adversely impact the financial condition of the combined company.

Alesco and Sunset are expected to incur one-time, pre-tax costs and expenses of approximately $10 million in connection with the merger. These costs and expenses include change of control, severance, stay bonuses and other benefit payments, insurance costs, fees relating to the termination of contractual obligations, investment banking expenses, legal and accounting fees, printing expenses and other related charges incurred and expected to be incurred by Alesco and Sunset.

Following the merger, Sunset will continue to be managed by Cohen Brothers and will continue to be obligated to pay substantial fees and be subject to potential conflict of interest risks.

Following the merger, Sunset will assume Alesco’s management agreement with Cohen Brothers and accordingly Cohen Brothers and its affiliates will earn substantial fees from their relationship with Sunset comparable to the fees currently earned by Cohen Brothers and its affiliates in respect of their relationship with Alesco. For example, from the commencement of Alesco’s operations in January 2006 through June 30, 2006, Cohen Brothers and its affiliates have earned $664,000 in base management fees, and $195,000 in incentive fees (net of $374,000 of asset management fee credits) under Cohen Brothers’ management agreement with Alesco, as well as $3.9 million of origination fees, $12.6 million of structuring fees and $6.0 million of placement fees in respect of CDOs and CLOs in which Alesco has invested. In addition to ongoing management fees and fees arising from Sunset’s investments, Cohen Brothers will also be entitled to a termination fee of three times the sum of the average annual base fee for the past two 12-month periods under the management agreement if the agreement is terminated under specified circumstances. Sunset is presently paying substantial fees to Cohen Brothers under the interim management agreement. Sunset will be subject to potential conflicts of interest arising out of its relationship with its manager and affiliates, including the following potential conflicts arising from fees payable to Cohen Brothers and its affiliates:

•	Cohen Brothers is controlled by Daniel G. Cohen and certain of Alesco’s other executive officers. As a result, Alesco’s management agreement, which will be assumed by Sunset in the merger, was negotiated between related parties and its terms, including fees payable, may not be as favorable as if the terms had been negotiated with an unaffiliated third party;

•	the substantial fees to be earned by Cohen Brothers and its affiliates from Sunset’s investments in CDOs and CLOs structured, managed and sold by Cohen Brothers and its affiliates, whether or not those investments generate attractive returns for Sunset, present potential conflicts for Cohen Brothers in causing Sunset to make investments which may not be fully addressed by policies that require Sunset’s independent trustees to approve all transactions between Sunset and Cohen Brothers and its affiliates;

•	the incentive fee that will be payable under Sunset’s management agreement with Cohen Brothers may induce the manager to make higher risk investments; and

•	the substantial termination fee that will be payable under Sunset’s management agreement with Cohen Brothers will make termination of the agreement extremely costly and may deter Sunset from exercising its termination rights.

Sunset is presently subject to many of these potential conflicts of interest, including those listed above (other than the third bullet point, as the interim management agreement does not provide for an incentive fee) as a result of the interim management agreement. These risks and other risks arising from Sunset’s relationship with its manager are explained in detail below under the caption “Risk Factors Relating to Alesco – Risk Relating to Alesco’s Management and its Relationship with its Manager.” The interim management agreement and the management agreement are described under the captions “The Interim Management Agreement” and “The Alesco Management Agreement.”

Sunset has suffered losses as a result of the sale of its existing portfolio of mortgage-backed securities.

As a result of the redeployment of its assets, Sunset has recognized a net loss of $22.2 million from the sale of $809.1 million of its mortgage-backed securities. Related hedge gains reduced the net loss to $3.2 million. The losses resulted from the sale of these securities at a time when their market value was less than their amortized costs. These losses might not have resulted if Sunset had retained these assets for a period of time necessary to recover the amortized costs.

Risk Factors Relating to Alesco

Risks Related to Alesco’s Management and its Relationship with its Manager

Alesco is, and the merged entity following the merger will be, dependent on Cohen Brothers and may not find a suitable replacement if the management agreement is terminated.

Alesco has no employees. Alesco has no separate facilities and is completely reliant on its manager, which has significant discretion as to the implementation and execution of its business strategies and risk management practices. Alesco is subject to the risk that its manager will terminate the management agreement and that no suitable replacement will be found. Alesco believes that its success depends to a significant extent upon the experience of its manager’s executive officers, whose continued services are not guaranteed.

Under the merger agreement, the merged entity will assume the management agreement at the closing of the merger. Because the merged entity will not have employees or separate facilities, it will be as completely reliant on its manager as Alesco is prior to the merger, and its success will depend to a significant extent upon the experience of its manager’s executive officers, whose continued services are not guaranteed. The merged entity will be equally subject to the risk that its manager terminate the management agreement and that no suitable replacement will be found.

There are potential conflicts of interest in the relationship between Alesco and the merged entity, on the one hand, and the manager and the manager’s affiliates, including Cohen Brothers, on the other hand, which could result in decisions that are not in the best interests of Alesco’s shareholders or the merged entity’s shareholders following the merger.

Alesco is subject to potential conflicts of interest arising out of its relationship with its manager and its affiliates, including Cohen & Company, which will continue to exist and will apply to the merged entity following the merger. For instance, Daniel G. Cohen, Alesco’s chairman, James J. McEntee, III, Alesco’s chief executive officer and president and Shami J. Patel, Alesco’s chief operating officer, also serve as executive officers of Cohen Brothers and are accordingly not exclusively dedicated to Alesco’s business.

EXHIBIT B

LIST OF SELLING STOCKHOLDERS

Selling stockholders	Shares Beneficially Owned Before Resale		Number of Shares Offered by this Prospectus(2)
	Number	Percentage(1)
Omega Advisors, Inc. (3)	1,890,000	7.58%	1,890,000
Mercury Real Estate Advisors	1,323,000	5.30%	1,323,000
Boston Partners Asset Management, LLC (4)	1,268,656	5.09%	1,268,656
Lexington, ML CDD, LLC	1,260,000	5.05%	1,260,000
RMR Advisors	1,008,000	4.04%	1,008,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	789,164	3.17%	789,164
US Bank / First Capital Corp.	630,000	2.53%	630,000
Munder Micro-Cap Equity Fund (5)	573,552	2.30%	573,552
ADAR Investment Fund Ltd.	504,000	2.02%	504,000
Cohen Brothers LLC (6)	504,000	2.02%	504,000
Emerson Investment Group	428,400	1.72%	428,400
DBAG London	315,000	1.26%	315,000
Amaranth Advisors	315,000	1.26%	315,000
Bear Stearns (Fixed Income)	315,000	1.26%	315,000
Daniel Cohen (7)	214,004	*	214,004
Chartwell Dividend and Income Fund, Inc.	189,000	*	189,000
Guild Investment Management	151,200	*	151,200
Merrill Lynch Private Banking (8)	140,742	*	140,742
James J. McEntee, Jr. (9)	138,530	*	138,530
Deltec Asset Management	133,560	*	133,560
Amar Family Limited Partnership (10)	126,000	*	126,000
Erik D. Prince Trustee under Erik D. Prince Living Trust	126,000	*	126,000
Solomon Investment Partnership	103,923	*	103,923
Osterweis	100,800	*	100,800
Glenmede Trust	63,000	*	63,000
Shami Patel (11)	62,126	*	62,126
James R. Tretter, Neeltje VanLoon Tretter u/a dtd 2/12/04 by Tretter Family Rev. Living Trust (12)	50,400	*	50,400
As Is Investments, LLC	44,100	*	44,100
Quailbrook GS Partners (13)	44,100	*	44,100
John J. Longino (14)	42,451	*	42,451
Bernard Meyers	41,580	*	41,580
Michael R. Hughes & Silvia G. Hughes Trust (15)	37,800	*	37,800

Penny Investment Partners, GP	37,800	*	37,800
Ted M. Bessen	37,800	*	37,800
John S. Osterweis IRA	37,800	*	37,800
Hal Ofstie	37,800	*	37,800
Thomas Knox	37,800	*	37,800
CIDJEM (16)	31,500	*	31,500
Aronson Family Foundation (17)	31,500	*	31,500
Gerald Reich	31,500	*	31,500
Rubin Salant	31,500	*	31,500
Marvin Raab & Marsha Raab	31,500	*	31,500
GWT II, LLC (18)	31,500	*	31,500
Revocable Trust Agreement of Edmund Michael Reggie, Jr.	31,500	*	31,500
Jean Hammond & Michael Krasner	31,500	*	31,500
Andrew David Markowitz Irrevocable Trust (19)	31,500	*	31,500
Dr. Thomas M. Hudak, Trustee, and Mary W. Hudak, Trustee	31,500	*	31,500
Richard J. Hazan Rev. Trust	31,500	*	31,500
Raymond Spencer	31,500	*	31,500
Robert Zimmerman	31,500	*	31,500
Roger Shiffman	31,500	*	31,500
David A. Vandervelde	31,500	*	31,500
A. Carl Helwig	31,500	*	31,500
Tobey Dichter	31,500	*	31,500
Gail Tozour	31,500	*	31,500
TFH Partners Ltd. Partnership	31,500	*	31,500
Steven Levin and Rondi Pillette	31,500	*	31,500
Yashar Family Trust u/a dtd 4/29/96 (20)	31,500	*	31,500
Marshall Lloyd Esq Trustee u/a dtd 12/12/2000 Martin B Seretean Irrevocable Trust	31,500	*	31,500
Michael R. Bowlin IRA	31,500	*	31,500
Lienroc Holdings LP	31,500	*	31,500
Elk River LP	31,500	*	31,500
Bruce Levy	25,200	*	25,200
Ferleger Trust U/A DTD 02/07/2002 (21)	18,900	*	18,900
Barry Zubrow Trustee under Barry Zubrow Foundation	18,900	*	18,900
The Foursquare Foundation (22)	15,876	*	15,876
June Wolfson Trust (23)	15,750	*	15,750
Stephen Wolfson Trust (24)	15,750	*	15,750
Tungbin Partners LLC	15,750	*	15,750

Stanley Kraftsow trustee under Stanley Kraftsow Trust 8/8/2000	15,750	*	15,750
Matthew Thomas Mueller (25)	13,132	*	13,132
Raphael Licht and Gabrielle Applebaum JTUROS (26)	13,132	*	13,132
Thomas P. Costello (27)	12,600	*	12,600
Jack Haraburda (28)	12,600	*	12,600
Lance Ullom (29)	12,600	*	12,600
Amy Berler and Matthew K. Berler, Trustees under U/A DD 1/9/04	12,600	*	12,600
Elevation Bed LLC (30)	12,600	*	12,600
Government Personnel Mutual Life Insurance	12,600	*	12,600
Brown Family Limited Partnership	12,600	*	12,600
Edward S. Brown Family Partnership	12,600	*	12,600
Leon Huff	12,600	*	12,600
Paul Lichtman	12,600	*	12,600
Andrew Hohns (31)	11,872	*	11,872
Kevin R. Braddish (32)	10,612	*	10,612
Alex Cigolle (33)	10,612	*	10,612
Admirals Cove Assoc Ltd	9,450	*	9,450
Crown Investment Holdings	7,560	*	7,560
Potomac Development Corporation 401(k) Profit Sharing Plan and Trust u/a/d 12/3/86 fbo Richard J. Bell (34)	6,300	*	6,300
Richard J. Abt	6,300	*	6,300
The Raab Group (35)	6,300	*	6,300
Peter E. Metzner, Trustee under the Metzner Family Trust	6,300	*	6,300
Sidney Skarloff	6,300	*	6,300
Leslie Groverman	6,300	*	6,300
Kenneth Gamble	6,300	*	6,300
Peter Frodigh	6,300	*	6,300
Suzanne Macht Trustee, Macht Family Trust	5,670	*	5,670
Michael Shenkman (36)	5,307	*	5,307
David Nathaniel (37)	5,305	*	5,305
William Hohns	5,040	*	5,040
Jerome H. Sklaroff	3,780	*	3,780
Zayde Trust FBO The Children of Abraham Raab (38)	3,780	*	3,780
William Frankel	3,780	*	3,780
Marvin and Marsha Raab Foundation (39)	3,780	*	3,780
David and Claire Family Foundation (40)	3,780	*	3,780
Alan Schreiber	3,780	*	3,780

Robert and Randie Bernstein	3,780	*	3,780
LeFort Profit Sharing Plan	3,780	*	3,780
John Heppe	3,780	*	3,780
Jacinda Barrett	3,780	*	3,780
Abe Raab	3,150	*	3,150
BLJGJ Corporation	3,150	*	3,150
Eugene Block	3,150	*	3,150
David and Deborah Popper	3,150	*	3,150
Marital Trust of P. Politis	3,150	*	3,150
Peaches Politis Residuary Trust	3,150	*	3,150
M & T Starkman Family	3,150	*	3,150
The International Church of the Foursquare Gospel (41)	3,024	*	3,024
Adam Robert Dean Inc	2,520	*	2,520
H. Morgan Smith	2,520	*	2,520
George E. Boudreau	2,520	*	2,520
Gail Herring Stanger	2,520	*	2,520
Constantine Politis	2,520	*	2,520
Stephen and Carol Altaker	2,520	*	2,520
Jennifer Groverman	1,890	*	1,890
Janice Birenbaum and Arthur Birenbaum	1,260	*	1,260
Stephen Macht Trustee, Mighty Macht Pension Plan	1,260	*	1,260
Michael M. Weisbrot	1,260	*	1,260
Bob Kent	1,260	*	1,260
Earl Morgenstern	1,260	*	1,260
Gabriel Macht	1,260	*	1,260
Rob Panepinto	1,260	*	1,260
Robert Licht	1,260	*	1,260

	14,415,530	57.83%	14,415,530

(1)	Beneficial ownership of 1% or less of all of the outstanding shares is indicated with an asterisk.

(2)	Assumes that each selling stockholder sells all of the shares it is offering for sale under this prospectus and neither acquires nor disposes of any other shares, or rights to purchase other shares, after the date as of which Sunset obtained information regarding its holdings.

(3)	Omega Advisors, Inc. is an investment advisor to various beneficial shareholders with investment and voting power over the shares it holds.

(4)	Boston Partners Asset Management, LLC is an investment advisor to various beneficial shareholders with investment and voting power over the shares it holds.

(5)	Munder Capital Management (“MCM”), as investment advisor to the Munder Micro-Cap Equity Fund, has investment and voting power over the shares held by the Munder Micro-Cap Equity Fund. MCM’s investment and voting power is subject to the general supervision and direction of the Munder Micro-Cap Equity Fund’s board of trustees.

(6)	Cohen Brothers LLC wholly-owns Alesco’s and Sunset’s manager and will wholly-own the manager of the merged entity.

(7)	Daniel Cohen is the Chairman of Alesco and will be the Chairman of the merged entity.

(8)	Merrill Lynch Private Banking is an investment advisor to two beneficial shareholders and has investment and voting power over their shares.

(9)	James J. McEntee, III is the Chief Executive Officer of Alesco and will be the Chief Executive Officer of the merged entity. Mr. McEntee is an employee of Alesco’s manager and will be an employee of the merged entity’s manager.

(10)	Amar Desai, the managing partner of Amar Family Limited Partnership, controls investment and voting power over the shares held by Amar Family Limited Partnership.

(11)	Shami Patel is the Chief Operating Officer of Alesco and will be the Chief Operating Officer of the merged entity. Mr. Patel is an employee of Alesco’s manager and will be an employee of the merged entity’s manager.

(12)	James R. Tretter and Nelly Van Loon Tretter, trustees of James R. Tretter, Neeltje Van Loon Tretter u/a dtd 2/12/04 by Tretter Family Rev. Living Trust (“Tretter Trust”), hold investment and voting power over the shares held by Tretter Trust.

(13)	David Zubrow holds investment and voting power over the shares held by Quailbrook GS Partners.

(14)	John J. Longino is the Chief Financial Officer and Treasurer of Alesco and will be the Chief Financial Officer of the merged entity.

(15)	Michael R. Hughes and Silvia G. Hughes, the trustees of Michael R. Hughes and Silvia G. Hughes Trust (“Hughes Trust”), hold investment and voting power over the shares held by Hughes Trust.

(16)	Dennis B. Poster, the general manager of CIDJEM, holds investment and voting power over the shares held by CIDJEM.

(17)	Dennis B. Poster and Henry W. Berinstein, trustees of Aronson Family Foundation, hold investment and voting power over the shares held by Aronson Family Foundation.

(18)	Angelo Grossi and Jennifer Grossi, the only members of GWT II, LLC, hold investment and voting power over the shares held by GWT II, LLC.

(19)	Michael C. Markowitz, trustee of Andrew David Markowitz Irrevocable Trust (“Markowitz Trust”), holds investment and voting power over the shares held by Markowitz Trust.

(20)	Sina Yashar and Parvaneh Yashar, trustees of Yashar Family Trust u/a dtd 4/29/96 (“Yashar Trust”), hold investment and voting power over the shares held by Yashar Trust.

(21)	David Ferleger, a trustee of Ferleger Trust U/A DTD 02/07/2002 (“Ferleger Trust”), holds investment and voting power over the shares held by Ferleger Trust.

(22)	MCM, as investment advisor to The Foursquare Foundation, has investment and voting power over the shares held by The Foursquare Foundation.

(23)	June Wolfson, trustee of June Wolfson Trust, holds investment and voting power over the shares held by June Wolfson Trust.

(24)	Stephen Wolfson, trustee of Stephen Wolfson Trust, holds investment and voting power over the shares held by Stephen Wolfson Trust.

(25)	Matthew Thomas Mueller is an employee of Cohen Brothers, an affiliate of Alesco’s and Sunset’s manager and, after the merger, an affiliate of the merged entity’s manager.

(26)	Raphael Licht is an employee of Cohen Brothers, an affiliate of Alesco’s and Sunset’s manager and, after the merger, an affiliate of the merged entity’s manager.

(27)	Thomas P. Costello serves on the board of trustees of Alesco and after the merger will serve on the board of directors of the merged entity.

(28)	Jack Haraburda serves on the board of trustees of Alesco and after the merger will serve on the board of directors of the merged entity.

(29)	Lance Ullom serves on the board of trustees of Alesco and after the merger will serve on the board of directors of the merged entity.

(30)	Stanley Kraftsow, managing member of Elevation Bed LLC, holds investment and voting power over the shares held by Elevation Bed LLC.

(31)	Andrew Hohns is a registered representative of Cohen Bros. & Company, LLC and is also a member of Cohen & Company, an affiliate of Sunset’s and Alesco’s manager and, after the merger, an affiliate of the merged entity’s manager.

(32)	Kevin R. Braddish is an employee of Cohen Brothers, an affiliate of Sunset’s and Alesco’s manager and, after the merger, an affiliate of the merged entity’s manager.

(33)	Alex Cigolle is an employee of Cohen Brothers, an affiliate of Sunset’s and Alesco’s manager and, after the merger, an affiliate of the merged entity’s manager.

(34)	Richard J. Bell, trustee of Potomac Development Corporation 401(k) Profit Sharing Plan and Trust u/a/d 12/3/86 fbo Richard J. Bell (“Richard Bell Trust”), holds investment and voting power over the shares held by Richard Bell Trust.

(35)	Abe Raab, as majority partner of The Raab Group, controls the investment and voting power over the shares held by Raab Group.

(36)	Michael Shenkman is the Chief Financial Officer of Cohen Brothers, an affiliate of Sunset’s and Alesco’s manager and, after the merger, an affiliate of the merged entity’s manager.

(37)	David Nathaniel is the chief investment officer of Cohen and Company, an affiliate of Sunset’s and Alesco’s manager and, after the merger, an affiliate of the merged entity’s manager.

(38)	Abe Raab, trustee of Zayde Trust FBO The Children of Abraham Raab (“Raab Children Trust”), holds investment and voting power over the shares held by Raab Children Trust.

(39)	Marvin Raab, as trustee of Marvin and Marsha Raab Foundation (“M&M Raab Foundation”), holds investment and voting power over the shares held by M&M Raab Foundation.

(40)	Marvin Raab, as trustee of David and Claire Family Foundation (“D&C Family Foundation”), holds investment and voting power over the shares held by D&C Family Foundation.

(41)	MCM, as investment advisor to The International Church of the Foursquare Gospel (“Foursquare Gospel”), has investment and voting power over the shares held by Foursquare Gospel.

Except as indicated above, no selling stockholder has, or has had since Sunset’s inception, any position, office or other material relationship with Sunset or any of Sunset’s predecessors or affiliates. The selling stockholders may have sold, transferred or otherwise disposed of all or a portion of their securities since the date on which they provided the information regarding their securities in transactions exempt from the registration requirements of the Securities Act.

EXHIBIT C

REVISED LEGAL OPINION

Exhibit 5.1

LOCKE LIDDELL & SAPP LLP

ATTORNEYS & COUNSELORS

2200 ROSS AVENUE SUITE 2200 DALLAS, TX 75201-6776	AUSTIN • DALLAS • HOUSTON • NEW ORLEANS • WASHINGTON D.C.	Phone: (214) 740-8000 Fax: (214) 740-8800 www.lockeliddell.com

Direct-Number: (214) 740-8743

Direct-Fax: (214) 756-8743

E-mail: kbetts@lockeliddell.com

October     , 2006

Sunset Financial Resources, Inc.

10245 Centurion Parkway North

Suite 305

Jacksonville, FL 32256

Dear Ladies and Gentlemen:

We have acted as counsel to Sunset Financial Resources, Inc., a Maryland corporation (the “Company”), in connection with the Company’s registration statement on Form S-3 (as the same may be amended or supplemented from time to time, the “Registration Statement”), including the prospectus included therein at the time the Registration Statement is declared effective (the “Prospectus”), filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), for the sale of shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), by the selling stockholders listed therein. This opinion is being provided at your request in connection with the filing of the Registration Statement.

In rendering the opinion expressed herein, we have examined the Registration Statement, the Company’s Second Articles of Amendment and Restatement (the “Charter”) and Amended Bylaws and certain minutes of corporate proceedings and/or written consents of the Company’s Board of Directors. We have also examined and relied as to factual matters upon the representations, warranties and other statements contained in originals or copies, certified or otherwise identified to our satisfaction, of such records, documents, certificates and other instruments as in our judgment are necessary or appropriate to enable us to render the opinions expressed below.

In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the authenticity of all documents, certificates and instruments submitted to us as originals and the conformity with originals of all documents submitted to us as copies.

Based on the foregoing, and such examination of law as we have deemed necessary, we are of the opinion that, when the Registration Statement has become effective under the Act and the Common Stock has been issued in the manner contemplated by the Registration Statement and the Prospectus such Common Stock issued thereby will be duly authorized, validly issued, fully paid and non-assessable by the Company.

Sunset Financial Resources, Inc.

October     , 2006

The opinions expressed herein are as of the date hereof and are based on the assumptions set forth herein and the laws and regulations currently in effect, and we do not undertake and hereby disclaim any obligations to advise you of any change with respect to any matter set forth herein. We express no opinion as to any matter other than as expressly set forth herein, and no opinion is to, or may, be inferred or implied herefrom.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the reference to us under the heading “Legal Matters” in the Prospectus contained therein. In giving our consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Sincerely,

LOCKE LIDDELL & SAPP LLP

/s/ Kenneth L. Betts
Kenneth L. Betts

KB:pdw

EXHIBIT D

REVISED REIT OPINION

Exhibit 8.1

[LETTERHEAD OF LOCKE LIDDELL & SAPP LLP]

October     , 2006

Alesco Financial Trust

Cira Center

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

Sunset Financial Resources, Inc.

10245 Centurion Parkway North

Suite 305

Jacksonville, Florida 32259

Re:	REIT Status of Sunset Financial Resources, Inc.

Ladies and Gentlemen:

We have acted as counsel to Sunset Financial Resources, Inc., a Maryland corporation (the “Company”), in connection with the Company’s registration statement on Form S-3 (as the same may be amended or supplemented from time to time, the “Registration Statement”), including the prospectus included therein at the time the Registration Statement is declared effective, filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), for the sale of shares of the Company’s common stock, par value $0.001 per share, by the selling stockholders listed therein. In connection therewith, you have requested our opinion regarding the qualification of the Company as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”).

The opinions set forth in this letter are based on relevant provisions of the Code, Treasury Regulations promulgated thereunder, interpretations of the foregoing as expressed in court decisions, legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”) (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, and which may result in modifications of our opinions. Our opinions do not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary determination by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

In rendering the opinions expressed herein, we have examined the following items:

1.	the organizational documents of the Company;

2.	the certificates of officers of the Company, Alesco Financial Trust, a Maryland real estate investment trust (“Alesco”), and Cohen Brothers Management, LLC (“Cohen Brothers”) (collectively, the “Officers’ Certificates”);

3.	the Agreement and Plan of Merger dated April 27, 2006 by and among the Company, Alesco and Jaguar Acquisition Inc., a Maryland corporation and wholly-owned subsidiary of the Company (“MergerCo”), as amended, describing the merger (the “Merger”) of Alesco with and into MergerCo; and

4.	such other documents, records and instruments as we have deemed necessary in order to enable us to render the opinions referred to in this letter.

In our examination of the foregoing documents, we have assumed, with your consent, that (i) all documents reviewed by us are original documents, or true and accurate copies of original documents, and have not been subsequently amended, (ii) the signatures of each original document are genuine, (iii) each party who executed the document had proper authority and capacity, (iv) all representations and statements set forth in such documents are true and correct, (v) all obligations imposed by any such documents on the parties thereto have been or will be performed or satisfied in accordance with their terms and (vi) the Company at all times and will operate in accordance with the terms of such documents.

For purposes of rendering the opinions stated below, we have also assumed, with your consent, (i) the accuracy of the factual representations contained in the Officers’ Certificates and that each representation contained in such Officers’ Certificates to the best of the Company’s knowledge, Alesco’s knowledge or Cohen Brothers’ knowledge, as appropriate, is accurate and complete without regard to such qualification as to knowledge and (ii) no action will be taken following the Merger that is inconsistent with the Company’s qualification as a REIT.

        Based upon, subject to, and limited by the assumptions and qualifications set forth herein, including without limitation those assumptions that are set forth in the fifth paragraph of this letter, we are of the opinion that (1) for all taxable periods commencing with the Company’s formation and ending with the taxable year ended December 31, 2005, the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code and (2) the Company’s form of organization and current and intended method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code for the taxable year ending December 31, 2006.

The opinions set forth above represent our conclusions based upon the documents, facts, representations and assumptions referred to above, including without limitation those assumptions that are set forth in the fifth paragraph of this letter. Any material amendments to such documents, changes in any significant facts or inaccuracy of such representations or assumptions could affect the opinions referred to herein. Moreover, the Company’s qualification as a REIT with respect to its current taxable year depends upon the ability of the Company to meet for such taxable year, through actual annual operating results, requirements under the Code regarding income, assets, distributions and diversity of stock ownership. We have not undertaken, and will not undertake, to review the Company’s compliance with these requirements. Accordingly, no assurance can be given that the actual results of the Company’s operations for such taxable year have satisfied the tests necessary to qualify as a REIT under the Code. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or Officer’s Certificates.

The opinions set forth in this letter are: (i) limited to those matters expressly covered and no opinion is expressed in respect of any other matter; (ii) as of the date hereof; and (iii) rendered by us at the request of the Company for the benefit of the addressees and investors in connection with the filing of the Registration Statement and may not be relied upon by any person or entity or for any other purpose without our express written permission.

This opinion letter has been prepared for use in connection with the filing of the Registration Statement. We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to Locke Liddell & Sapp LLP under the captions “Legal Matters” and “Material U.S. Federal Income Tax Consequences of the Merger” in the Registration Statement. In giving this consent, however, we do not admit thereby that we are an “expert” within the meaning of the Act.

Very truly yours, LOCKE LIDDELL & SAPP LLP

By:
Donald A. Hammett, Jr., Partner